Via EDGAR and E-mail

October 3, 2014

Ms. Jennifer Monick

Mr. Wilson K. Lee

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Re:	FXCM Inc.

Form 10-K for the year ended December 31, 2013

Filed on March 17, 2014

File No. 001-34986

Dear Ms. Monick and Mr. Lee:

Set forth below are the responses of FXCM Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated September 22, 2014, relating to the Company’s Form 10-K for the year ended December 31, 2013, filed with the Commission on March 17, 2014 and the Company’s Form 10-Q for the quarter ended June 30, 2014, filed with the Commission on August 8, 2014. For your convenience, we have reproduced the text of the comments in the Staff’s letter, along with our responses.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Non-GAAP Financial Measures

1.	It appears your presentation of Adjusted Pro Forma results on page 70 represents a full Non-GAAP statement of operations. Please clarify how you considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will no longer present our reconciliation of Non-GAAP measures to U.S. GAAP results in a statement of operations format and will limit our presentation only to those line items that are impacted by the Non-GAAP adjustments. Accordingly, we will provide the reconciliation of Non-GAAP financial measures to the most directly comparable GAAP financial measures required by SEC Release No. 33-8176 (“Conditions for Use of Non-GAAP Financial Measures”).

Note 5. Business Acquisition, page F-23 – F-30

2.	We note that the follow-on payment related to the Faros acquisition was reduced by $7.0 million as of December 31, 2013 and further reduced to zero as of March 31, 2014 due to lowering your Faros EBITDA estimate. Please tell us if the change in the Faros EBITDA estimate was the result of additional information about facts and circumstances that existed at the acquisition date or changes from events occurring after the acquisition date. Further please tell us how you made that determination. Within your response, please reference ASC 805-30.

Response:

As disclosed in our 2013 Consolidated Financial Statements, Note 5, as consideration for our Faros acquisition, we provided an initial cash payment of $5.0 million and a follow-on payment (the “Follow-on Payment”) to be made in 2015, in an amount to be determined, based on a multiple of Faros’ 2014 EBITDA. The Follow-on Payment was accounted for as contingent consideration in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, and was initially estimated at $10.6 million based on Faros’ 2014 projected EBITDA. For the December 31, 2013 and March 31, 2014 reporting periods, we took into consideration paragraph 805-30-35-1 of ASC 805 which indicates that changes in fair value resulting from additional information about facts and circumstances that existed at the acquisition date are measurement period adjustments and changes from events occurring after the acquisition date, such as meeting earnings targets, are recognized in earnings. The change in the Follow-on Payment liability estimate for the period ending December 31, 2013 and March 31, 2014 was the result of an event occurring after the acquisition date, i.e. our updated assessment of the earnings target, Faros’ 2014 projected EBITDA. The paragraph below provides details on the events that caused us to update our assessment of Faros’ 2014 projected EBITDA.

In December 2013, swap dealers (counterparties to swap trades) took the position that a provision in the Dodd-Frank Act required each FX Intermediary (“FXI”) to register as a Swap Execution Facility (“SEF”) to arrange trades for any swap products. Swap dealers communicated to management that Faros, as an FXI, would need to either register as a SEF or obtain confirmation from the Commodity Futures Trading Commission (“CFTC”) that it did not need to be registered as a SEF. As a result of the position taken by the swap dealers, Faros’ overall trading volume declined as it could not arrange swap product trades and Faros’ business was limited to arranging FX spot transactions. Faros, along with other FXIs, solicited confirmation from the CFTC and in April 2014 the CFTC provided such confirmation that FXIs need not be registered as SEFs. It was not until July 2014 that FXIs and swap dealers agreed to a set of procedures and templates that would permit FXIs to arrange swap product trades on behalf of their customers. In estimating the Follow-on Payment liability as of December 31, 2013, the 2014 projected EBITDA for Faros was adjusted to reflect this fourth quarter 2013 event. For the March 31, 2014 reporting date, we reevaluated Faros’ 2014 projected EBITDA taking into consideration actual 2014 EBITDA through March 31, 2014 and the continued delay in trading that would result from putting in place a set of procedures and templates that would allow FXIs to resume trading. Based on our assessment, we projected that Faros’ 2014 EBITDA would not meet the target needed to trigger a Follow-on Payment.

3.	With respect to the above comment, please tell us how the reduction of the follow-on payment to zero has impacted your subsequent goodwill and intangible asset impairment assessment. Please reference any authoritative accounting literature management relied upon.

Response:

Goodwill

We have two identified reporting units for the purpose of goodwill impairment testing. The Faros goodwill is included in the institutional trading reporting unit. We conduct our annual goodwill impairment testing as of October 1 of each year, and, at each subsequent reporting date we evaluate, in accordance with ASC 350-20, Intangibles-Goodwill and Other-Goodwill, whether an event has occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of our institutional goodwill impairment assessment at March 31 and June 30, 2014, we took into consideration events and changes that occurred including the reduction of the Follow-on Payment and determined that there were no indicators that would more likely than not reduce the fair value of the institutional reporting unit to an amount below its carrying value. Although the Follow-on Payment was reduced to zero, the event that gave rise to this reduction was temporary (as discussed in our response to Question 2), and thus only temporarily reduced the performance of the institutional reporting unit.

Intangibles

At the Faros acquisition date, we recorded intangible assets of $6.0 million for the value of institutional and bank customers, with an estimated useful life of 4 years. ASC 360-10, Property, Plant and Equipment - Overall, requires that intangibles be reviewed for impairment only when events or changes in circumstances indicate that the carrying amount might not be recoverable. Accordingly, our impairment assessment of the Faros intangible assets evaluated the impact of the event that led to the reduction of the Follow-on Payment. The Follow-on Payment was based on a short term measure (i.e., the 2014 Faros EBITDA), and thus was significantly affected by the temporary decline in Faros results from the events discussed in our response to Question 2. Conversely, the intangible assets had an expected useful life at the acquisition date of 4 years, and thus the delay in our expected cash flows from arranged swap trades did not change our long-term expectations. At March 31 and June 30, 2014, we evaluated whether expected future cash flows could support the recovery of the remaining intangible assets and determined that there was no impairment as of the reporting date.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2014

Note 5. Equity Method Investments, page 15

4.	We note you have acquired a 66.3% non-controlling interest in an entity. Please tell us how you determined it was not necessary to consolidate this entity. Your response should include, but not necessary be limited to, how you resolve disagreements involving major decisions.

Response:

As disclosed in Note 5 to our June 30, 2014 Unaudited Condensed Consolidated Financial Statements, we acquired a 66.3% non-controlling equity interest in an entity (the “LLC”) as part of the V3 acquisition. The LLC’s sole asset is an interest in a firm that delivers investment information to investment professionals. The fair value of our investment in the LLC was estimated to be $1.5 million at the acquisition date.

As of June 30, 2014, the other members of the LLC had not yet consented to the transfer of the 66.3% non-controlling interest to us. Until such consent is received, we are only entitled to our share of profits, losses and distributions of the LLC and we do not have any right to participate in the management of the business and affairs of the LLC, including participating in major decisions. We therefore concluded that we did not control the LLC and determined that consolidation was not appropriate.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (646) 432-2180.

Respectfully submitted,
/s/ Robert Lande
Robert Lande
Chief Financial Officer
FXCM Inc.